SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Trintech Group PLC

Form 6-K

Table of Contents

On April 1, 2010, Trintech Group PLC announced that it had successfully completed the sale of its healthcare division, Concuity, to The Advisory Board Company (Nasdaq: ABCO) for $34.5 million in cash in a press release, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by this reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group

Dated: April 6, 2010

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EXHIBIT INDEX

Exhibit No.	Description

99.2	Trintech Group PLC Press Release Dated April 1, 2010

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Exhibit 99.2

Trintech Announces Completion of Sale

of Healthcare Division

Dallas, TX / Dublin, Ireland – April 1, 2010 – Trintech Group Plc (NASDAQ: TTPA), a leading global provider of integrated financial governance, risk management and compliance software solutions, announced today it had successfully completed the sale of its healthcare division, Concuity, to The Advisory Board Company (Nasdaq: ABCO) for $34.5 million in cash.

The purchase price is subject to a working capital adjustment, and an escrow amount of $6 million has been set aside with $2 million to be released after 9 months and the remainder no later than December 31, 2011, subject to the satisfaction of post-closing conditions.

Cyril McGuire, Chairman and Chief Executive Officer said: “Following the sale of our healthcare division, Concuity, to The Advisory Board Company, Trintech has a strengthened balance sheet of over $48 million in cash and is positioned for profitable growth in our Financial GRC business globally.”

William Blair & Company acted as Trintech’s lead financial advisors in this transaction. Scheef & Stone acted as Trintech’s lead legal counsel.

About Trintech Group

Trintech Group Plc (NASDAQ: TTPA) is a leading global provider of integrated financial governance, risk management, and compliance (GRC) software solutions for commercial, financial, and healthcare markets. Trintech’s recognized expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, reporting, risk management, and compliance enables customers to gain greater visibility and control of their critical financial processes leading to better overall business performance.

For more information on how Trintech can help you increase confidence in business performance and reduce financial risk, please contact us online at www.trintech.com or at our principal business office in Addison, Texas, or through an international office in Ireland, the United Kingdom, or the Netherlands.

Trintech • 15851 Dallas Parkway, Suite 900 • Addison, TX 75001 • Tel 1 972 701 9802 Trintech UK Ltd. • Warnford Court, 29 Throgmorton St. • London EC2N2AT, UK • Tel +44 (0) 20 7628 5235 Trintech Technologies • Block C, Central Park • Leopardstown, Dublin 18, Ireland • Tel +353 1 293 9840 Trintech • Cypresbaan 9 • 2908 LT Capelle a/d Ijssel, The Netherlands • Tel +31 (0) 10 8507 474

Forward Looking Statements

This news release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any “forward looking statements” in this press release are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. “Forward looking statements” in this press release include a statement regarding Trintech’s positioning for profitable growth in its Financial GRC business globally. Factors that could cause or contribute to such differences include Trintech’s ability to accurately predict future sales and market trends, accurately predict and meet customer needs and to successfully position itself in the market, ensure the performance of its products and services, and improve the performance of its organization and ensure the long term health of its business. Actual performance may also be affected by other factors more fully discussed in Trintech’s Form 20-F for the fiscal year ended January 31, 2009 filed with the US Securities and Exchange Commission (www.sec.gov) and subsequent filings with the US Securities and Exchange Commission. Lastly, Trintech assumes no obligation to update these forward-looking statements.

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Trintech Press Contact:

Dallas: Dave Tomlinson – Director, Marketing

Tel. +1 972 739-1611. Email: dave.tomlinson@trintech.com

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